January 4, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Cecilia Blye

Re:	Pareteum Corporation

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed March 29, 2017

File No. 1-35360

Dear Ms. Blye:

Please find below responses to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated December 29, 2017 (the “Comment Letter”) relating to the Form 10-K for the year ended December 31, 2016 (the “Form 10-K”) filed by Pareteum Corp. (the “Company”). The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

General

1.	You disclose that you do business in the Middle East and Africa. You disclose on page 8 that Vodafone and ZAIN are significant customers, and that you have strong relationships with Cisco and T-Mobile. Each of these companies has reported business contacts with Syria and/or Sudan. Syria, located in the Middle East and Sudan, located in Africa, are designated by the State Department as a state sponsor of terrorism and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, customers, partners, or other direct or indirect arrangements. You should describe any services, technology, products or components you have provided to Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

Response:

The Company and its subsidiaries do not conduct any business in or with Syria and/or Sudan, whether directly or indirectly. The Company’s relationship and dealings with Vodafone consist of the provision by the Company’s European (Netherlands) subsidiary of a managed services platform to Vodafone Enabler in Spain.

The Company’s relationship and dealings with Zain similarly consist of the provision by one of the Company’s European subsidiaries of a managed services platform in the Kingdom of Saudi Arabia (KSA), enabling their resale of the Zain mobile network services to other service operators within and for the KSA markets. Again, there is no direct or indirect contact with Syria or Sudan.

With respect to the other companies mentioned, for Cisco, the Company procures and integrates Cisco networking equipment in our managed services platforms. For T-Mobile, one of the Company’s European subsidiaries has a contract for the provision of radio access network connectivity with T-Mobile in the Netherlands, which is used with our service offerings. Again, there is no nexus with Syria and/or Sudan.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned or our counsel Darrin M. Ocasio, Esq. of Sichenzia Ross Ference Kesner LLP at (212) 930-9700.

Very truly yours,

Pareteum Corp.

By:	/s/ Edward O’Donnell
Edward O’Donnell Chief Financial Officer